UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

The Coretec Group Inc.

(Name of Issuer)

COMMON SHARES, $0.0002 PAR VALUE

(Title of Class of Securities)

21871W101

(CUSIP Number)

Ho Seok (Roberto) Kim

c/o The Coretec Group Inc.

333 Jacksom Plaza, STE 460

Ann Arbor, MI 48103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871W101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Core SS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,944,244 (1)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,944,244 (1)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,944,244 (1)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.21% (2)(3)
14	TYPE OF REPORTING PERSON CO

(1) Consists of 688,944,244 shares of the Issuer’s common stock, par value $0.0002 per share (“Common Stock”) issued to Core SS LLC, in connection with the transaction described in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 22, 2024 (the “Exchange Transaction”). Ho Seok (Roberto) Kim is the Managing Director of Core SS LLC.

(2) Percentage is calculated based on 1,107,432,606 shares of Common Stock outstanding as of September 10, 2024.

(3) Pursuant to the Exchange Transaction, Core SS LLC was also issued 10,000,000 shares of the Issuer’s Series C Convertible Preferred Stock, par value $0.0002 per share (“Series C Preferred Stock”). Each share of the Series C Preferred Stock is convertible into 230 shares of Common Stock, such conversion being subject to availability of sufficient authorized capital stock of the Issuer. The shares of Series C Preferred Stock are entitled to voting rights equal to the number of shares of Common Stock into which the Series C Preferred Stock are convertible, which voting power would be approximately 87.7%.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ho Seok Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,944,244 (1)(3)
	9	0
	10	SHARED DISPOSITIVE POWER 688,944,244 (1)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,944,244 (1)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.21% (2)(3)
14	TYPE OF REPORTING PERSON IN

(1) Consists of 688,944,244 shares of the Issuer’s Common Stock issued to Core SS LLC, in connection with the transaction described in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 22, 2024 (the “Exchange Transaction”). Ho Seok (Roberto) Kim is the Managing Director of Core SS LLC.

(2) Percentage is calculated based on 1,107,432,606 shares of Common Stock outstanding as of September 10, 2024.

(3) Pursuant to the Exchange Transaction, Core SS LLC was also issued 10,000,000 shares of the Issuer’s Series C Convertible Preferred Stock, par value $0.0002 per share (“Series C Preferred Stock”). Each share of the Series C Preferred Stock is convertible into 230 shares of Common Stock, such conversion being subject to availability of sufficient authorized capital stock of the Issuer. The shares of Series C Preferred Stock are entitled to voting rights equal to the number of shares of Common Stock into which the Series C Preferred Stock are convertible, which voting power would be approximately 87.7%.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.0002 par value per share, of The Coretec Group Inc., an Oklahoma corporation (the “Issuer”). The address of the principal executive office of the Issuer is 333 Jackson Plaza, Suite 460, Ann Arbor, Michigan 48103.

Item 2.	Identity and Background

Core SS LLC.

(a)-(c) Core SS LLC, which is sometimes referred to in this statement as a “Reporting Person,” is a limited liability company formed under the laws of the state of Virginia, of which Ho Seok (Roberto) Kim is the Managing Director. Its principal business is to advance like-industry business interests. The Reporting Person has a business address at 5510 Cherokee Ave #300, Alexandria, VA 22312.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

Ho Seok Kim

(a)-(c) Ho Seok (Roberto) Kim, who is sometimes referred to in this statement as a “Reporting Person,” is the Chief Financial Officer of the Issuer, and his present occupations include serving as Managing Director of Core SS LLC. The Reporting Person has a business address at c/o The Coretec Group, Inc., 333 Jackson Plaza, Suite 460, Ann Arbor, Michigan 48103.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) The Reporting Person is a citizen of the Republic of Korea.

Item 3.	Source and Amount of Funds or Other Consideration

On August 21, 2024, the Issuer closed the transaction contemplated by that certain Share Exchange Agreement, dated March 1, 2024 (the “Agreement”), by and among the Issuer, Core Optics, LLC, a Virginia limited liability company (“Core Optics”), Core Optics Co., Ltd., a Republic of Korea corporation (“Operating Subsidiary”) and Core SS LLC, a Virginia limited liability company (the “Member”), as amended by the Amendment to the Share Exchange Agreement dated June 27, 2024 (the “Amendment”), and as further amended by the Second Amendment to the Share Exchange Agreement dated July 31, 2024 (the “Second Amendment” and together with the Agreement and the Amendment, the “Transaction Documents”). Pursuant to the Transaction Documents, the Member agreed to sell all its membership interests in Core Optics to the Issuer in exchange for the Issuer’s issuance of 10,000,000 Series C Convertible Preferred Stock, par value $0.0002 per share (“Series C Preferred Stock”) to the Member, and issuance of an aggregate of 713,694,244 shares of Common Stock to the Member and its designees, of which 688,944,244 were issued to the Member upon closing (the transaction, the “Exchange”). Core Optics became a wholly-owned subsidiary of the Issuer and the Member beneficially owns approximately 62.21% of the Company’s issued and outstanding shares of Common Stock. However, pursuant to the Member’s ownership of the 10,000,000 shares of the Series C Preferred Stock, wherein each share of the Series C Preferred Stock is convertible into 230 shares of Common Stock, the Member beneficially owns approximately 87.72% of the Company’s issued and outstanding shares of Common Stock, on an as-converted basis, and assuming availability of all such shares issuable on conversion.

In connection with the Agreement, Core SS LLC also entered into a lock-up agreement with the Issuer that provides that the Member will be unable to sell any shares of Common Stock for a period of six months, under the terms of the lock-up agreement.

Item 4.	Purpose of Transaction

The information set forth in Item 3 above is incorporated herein by reference.

The Reporting Persons acquired the securities reported in this statement for investment purposes and, except for the potential to acquire additional shares of Common Stock or with respect to the Series C Preferred Stock, has no plans or proposals which relate to or would result in any action described in paragraphs (a) through (j) of Item 4 of Schedule 13D. This disclosure does not address any plans or proposals which Mr. Kim may have or develop, or of which he may be or become aware, solely in his capacity as Chief Financial Officer of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in Items 7-11 and Item 13 of the cover page for each Reporting Person of this Schedule 13D, including the accompanying footnotes, is incorporated herein by reference.

(b)	The information set forth in Item 2 above is incorporated herein by reference.

(c)	There have been no other transactions effected by the Reporting Persons during the past 60 days.

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated September 10, 2024 by and between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2024	CORE SS LLC

	By:	/s/ Ho Seok Kim
	Name:	Ho Seok (Roberto) Kim
	Title:	Managing Director

Dated: September 10, 2024	/s/ Ho Seok Kim
Ho Seok (Roberto) Kim